Filed Pursuant to Rule 433

Registration No. 333-217491

Registration No. 333-217491-01

February 19, 2020

PRICING TERM SHEET

3.200% Medium-Term Notes due 2030
Issuer:	UDR, Inc.
Expected Ratings (Moody's / S&P)*:	Baa1 (Stable) / BBB+ (Stable)
Security Title:	3.200% Medium-Term Notes due 2030
Guarantee:	Fully and unconditionally guaranteed by United Dominion Realty, L.P.
Principal Amount:

$200,000,000. The 3.200% Medium-Term Notes due 2030 offered hereby (the “Notes”) will be issued as additional notes under the indenture pursuant to which the issuer previously issued $300,000,000 aggregate principal amount of 3.200% Medium-Term Notes due 2030 on July 2, 2019 and $100,000,000 aggregate principal amount of 3.200% Medium-Term Notes due 2030 on October 11, 2019 (the “existing 2030 Notes” and, together with the Notes, the “2030 Notes”).  The Notes will be fungible with and will be consolidated and form a single series with the existing 2030 Notes immediately upon settlement.  Upon completion of this offering, the aggregate principal amount of outstanding 2030 Notes will be $600,000,000.

Maturity Date:	January 15, 2030
Coupon:	3.200%
Interest Payment Dates:	January 15 and July 15, commencing, with respect to the Notes, on July 15, 2020
Price to Public:	105.660% of the principal amount, plus accrued interest in the amount of $764,444.44 in the aggregate from and including January 15, 2020 to, but excluding, the Settlement Date
Denominations:	$2,000 and integral multiples of $1,000
Benchmark Treasury:	1.500% due February 15, 2030
Benchmark Treasury Price/Yield:	99-13 / 1.564%
Spread to Benchmark Treasury:	T+97 bps
Re-Offer Yield:	2.534%

Optional Redemption Provisions:
Make-Whole Call:	T+20 bps
Par Call:	Redemption at par plus accrued and unpaid interest on or after October 15, 2029 as set forth in the preliminary pricing supplement
Trade Date:	February 19, 2020
Settlement Date:

February 28, 2020 (T+7); since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

CUSIP:	90265EAQ3
ISIN:	US90265EAQ35
Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.

Co-Managers:

BofA Securities, Inc.
J.P. Morgan Securities LLC

PNC Capital Markets LLC
Regions Securities LLC

SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC
BNY Mellon Capital Markets, LLC
MUFG Securities Americas Inc.
Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.